UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)

SMTP, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

784589 10 3

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 784589 10 3

1	NAME OF REPORTING PERSON: Semyon Dukach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,433,135
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,433,135
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,433,135
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 91.50%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.	Based on 14,680,250 shares of the issuer’s common stock outstanding as of May 31, 2012, as disclosed in the issuer’s Amended Registration Statement on Form S-1 filed on May 17, 2012.

Item 1(a).	Name of Issuer:
SMTP, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
One Broadway, 14th Floor Cambridge, MA 02142
Item 2(a).	Name of Person Filing:
Semyon Dukach
Item 2(b).	Address of Principal Business Office or, if None, Residence:
One Broadway, 14th Floor Cambridge, MA 02142
Item 2(c).	Citizenship:
United States
Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:
784589 10 3
Item 3.
This statement is not being filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 13,433,135
(b)	Percent of class: 91.50%(1)
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 13,433,135
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 13,433,135
(iv) Shared power to dispose or to direct the disposition of: 0

1.	Based on 14,680,250 shares of the issuer’s common stock outstanding as of May 31, 2012, as disclosed in the issuer’s Amended Registration Statement on Form S-1 filed on May 17, 2012.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2012	/s/Semyon Dukach
Semyon Dukach